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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

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                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

            REPORT ON FORM 6-K DATED FOR THE MONTH OF April 04, 2005

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                            Shamir Optical Industries
                 (Translation of Registrant's Name Into English)

                      Kibbutz Shamir, Upper Galilee, 12135
                    (Address of principal executive offices)

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     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                    Form 20-F [X]         Form 40-F _____

     (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                         Yes  _____             No [X]

      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82- ______)

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                      Shamir Optical Industries
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                                                      (Registrant)

Date:  April 04, 2005

                                                      By:   /S/ Mira Watterman
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                                                      Name: Mira Watterman

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Exhibit No.         Description
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99.1          Press Release:  Shamir Optical Industries press release dated
              April 5, 2005.